LIST OF SUBSIDIARIES
WHITE MOUNTAIN TITANIUM CORPORATION

White Mountain Titanium Corporation, a Nevada corporation, hassix wholly owned subsidiaries:

1.	Sociedad Contractual Minera White Mountain Titanium Corporation, a Chilean stock company which holds our Chilean mining concessions and conducts our principal operations;

2.	White Mountain Titanium Corporation, a Canadian stock company which provides management and administrative services on behalf of the U.S. parent;

3.	White Mountain Minerals Ltda., an inactive Chilean company;

4.	White Mountain Metals Ltda, an inactive Chilean company;

5.	White Mountain EnergyLtda, an inactive Chilean company; and

6.	White Mountain Titanium (Hong Kong) Limited, a Hong Kong corporation;

7.	Cerro Blanco Titanium Corporation (Shenzhen) Limited, a Chinese corporation.